November 25, 2014

BY EDGAR AND OVERNIGHT MAIL

Ms. Sonia Gupta Barros

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Easterly Government Properties, Inc.

Draft Registration Statement on Form S-11

Submitted 2014-10-17

CIK No. 377-00822

Dear Ms. Barros:

This letter is submitted on behalf of Easterly Government Properties, Inc. (the “Company” or “we”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 14, 2014 (the “Comment Letter”) with respect to the Company’s draft Registration Statement on Form S-11 (CIK No. 377-00822) submitted to the Commission on October 17, 2014 (the “Registration Statement”). The Company is concurrently submitting confidentially, as an emerging growth company pursuant to Section 6(e) of the Securities Act of 1933, as amended, an amended draft Registration Statement (the “Amended Submission”), which includes changes in response to the Staff’s comments. We have enclosed with this letter a marked copy of the Amended Submission, which was submitted today by the Company via EDGAR, reflecting all changes to the Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Ms. Barros

Division of Corporation Finance

November 25, 2014

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment No. 1

The Company advises the Staff that no written materials have been provided to potential investors by the Company, or on its behalf, in reliance on Section 5(d) of the Securities Act. If any such materials are used in the future in connection with the offering, the Company will supplementally provide copies of such materials to the Staff.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response to Comment No. 2

In response to the Staff’s comment, the Company confirms that it will provide to the Staff any graphics, maps, photographs and/or other artwork and related captions that it intends to use in the prospectus. The Company will not include any such items in any preliminary prospectus distributed to prospective investors prior to the Staff’s review.

Initial Portfolio, page 7

3.	We refer to the tables on pages 7 and 118 and the footnotes to those tables describing the leases that contain renewal options. Please clarify that the expiration year in the table does not include the renewal option. Please also clarify that these are your only leases with renewal options.

Response to Comment No. 3

In response to the Staff’s comment, the Company has clarified the footnotes to the tables on pages 7 and 121 of the Amended Submission.

Prospectus Summary - Industry and Market Information, page 10

4.	Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus. We note your disclosure in the “Industry and Market Information” section starting on page 10, the “Industry and Market Data” section starting on page 103, and the “Business and Properties” section starting on page 110, including the following statements, which are provided by way of example only:

•	Historical renewal rates for properties within our target market that are greater than 50,000 rentable square feet are approximately 95%. Page 3

Ms. Barros

Division of Corporation Finance

November 25, 2014

•	We will be the only internally managed public REIT that focuses primarily on the acquisition, development and management of Class A commercial properties that are leased to U.S. Government agencies, primarily through the GSA. Page 4

•	Over the 45-year period from 1968 to 2013, the GSA’s total portfolio of leased space grew at an average annual rate of 3.2%. Page 11.

•	Between 2006 and 2014, the average rental increase for all GSA leases upon renewal was 21% for leases with terms of ten to 15 years and 27% for leases with terms of 15 years or more. Page 12.

Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Response to Comment No. 4

The Company is supplementally providing to the Staff under separate cover, pursuant to Rule 418, support for all quantitative and qualitative business and industry data contained in the Amended Submission, with the specific language in the supporting materials that supports each statement clearly marked. The Company requests that the supplemental material it has provided be returned to the Company upon completion of the Staff’s review. The Company advises the Staff that the only third party data included in the Amended Submission that was prepared for the Company related to renewal rates for GSA leases. The Company engaged Dr. Dennis Eisen, a nationally recognized expert in government leasing who is the publisher and editor of Government Leasing News, to provide this data. The Company has added disclosure to pages ii and 207 of the Amended Submission regarding Dr. Eisen serving as an expert with respect to this data.

Structure and Formation of Our Company, page 14

5.	In footnote (5) to the diagram on page 15, please revise to quantify the number of excluded shares of Class A common stock, Class B common stock and common units to be issued to your executive officers, directors and their affiliates.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised the footnote to quantify the number of excluded shares of common stock and common units to be issued to its executive officers, directors and their affiliates on pages 15 and 158 of the Amended Submission. The Company no longer intends to issue shares of Class B common stock and has removed all references to the Class B common stock from the Amended Submission.

Ms. Barros

Division of Corporation Finance

November 25, 2014

Summary Consolidated Historical and Pro Forma Financial Data, page 20

6.	We note from your disclosure that going forward you will account for the properties that will be contributed by Easterly Partners, LLC using the historical cost accounting instead of investment company accounting. Please explain to us in detail how you determined that investment company accounting is no longer applicable. Please cite applicable guidance.

Response to Comment No. 6

The Company respectfully advises the Staff that the Easterly Funds hold 100% of the fee interest in the entities that own 15 properties (the “property owning subsidiaries”). As part of the formation transactions, the 15 property owning subsidiaries will be contributed to Easterly Government Properties LP (our “operating partnership”), which is controlled by the Company. The Easterly Fund entities themselves are not being contributed to the operating partnership. Instead, the Easterly Funds will be investors in the Company and our operating partnership as a result of the contribution of the 15 property owning subsidiaries (as depicted in the diagram shown on page 15 of the Amended Submission). The Company intends to elect to be treated and to qualify as a REIT. The Company notes that, in accordance with the guidance in ASC 946-10-15-3, REITs are scoped out of applying the investment company guidance and therefore would not be able to qualify as an investment company. However, if this guidance were to be applicable to the Company and its consolidated operating partnership, the Company notes it will be a real estate operating company and would not meet all of the fundamental characteristics defined in ASC 946-10-15-6 and ASC 946-10-55-4 through 55-10 to qualify as an investment company. Specifically, the Company notes the following factors which cause the Company to not meet the requirements described in ASC 946-10-15-6 a.2:

•	ASC 946-10-55-4: No substantive activities other than investing activities. The Company will operate as a real estate operating company, providing both ongoing property development and property management services, which are considered to be substantive activities of the Company. Such activities have not been performed by the Easterly Funds. We believe this transition is indicative of the Company operating as a real estate business.

•

ASC 946-10-55-6: Business purpose. The Company’s stated business purpose in its Amended Submission is to “focus primarily on the acquisition, development and management of Class A commercial properties that are leased to the U.S. Government agencies that serve essential U.S. Government functions.” This stated business purpose requires the Company and its investees (our operating partnership and the property owning subsidiaries) to work together to develop and

Ms. Barros

Division of Corporation Finance

November 25, 2014

manage properties. Therefore, this stated business purpose and the required activities to achieve this purpose provide evidence that the Company is operating as a real estate business.

•	ASC 946-10-55-6: Business purpose—Compensation of Employees. Further evidence of the nature of the entity’s business purpose and substantive activities is that the employees of the Company and our operating partnership will be granted restricted common stock and options under our 2015 Equity Incentive Plan and will be also be granted LTIP units. These grants to the employees will be in line with typical equity compensation for executives and employees of publicly traded REITs. As such, this equity compensation provides evidence that the Company is operating as a real estate business.

•	ASC 946-10-55-7: Exit strategy. The Company does not have an exit strategy for its investments in the property-owning subsidiaries. Rather, the Company’s intention is to hold the investments in these entities as it will operate as a REIT and continue as a going concern entity. The Company will only sell its properties or property-owning subsidiaries when it determines it is best for its operations. As such, the lack of exit strategy provides evidence that the Company is operating as a real estate business.

•	ASC 946-10-55-10: Investment company may provide assistance with day-to-day management of the operations of an investee or financial support only if for the purpose of maximizing returns from capital appreciation, investment income or both. The employees of the Company and our operating partnership will provide day-to-day management activities to the investees (particularly the property owning subsidiaries) in relation to development of properties and, for a portion of the properties, property management. These services will be provided on a continuous basis to multiple investees. In addition, the Company and our operating partnership will have employees that will provide administrative and support services to the property owning entities, such as accounting and finance functions, legal and other professional services. As such, the ongoing development and management activities represent a separate substantive business activity coupled with the administrative support, provides evidence that the Company is operating as a real estate business.

Based upon the above analysis, the Company believes that it does not meet the fundamental characteristics defined in ASC 946-10-15-6 to qualify as an investment company.

Ms. Barros

Division of Corporation Finance

November 25, 2014

Risk Factors, page 25

7.	Please include disclosure that you may have to borrow funds in order to meet your distribution payments in the event you have insufficient cash from operations.

Response to Comment No. 7

In response to the Staff’s comment, the Company has added disclosure on page 34 of the Amended Submission.

8.	Please expand your risk factor disclosure to discuss the fact that the IRS - Fresno lease is currently in the “soft-term” and that it represents greater than 10% of your annualized lease income.

Response to Comment No. 8

In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Amended Submission.

Distribution Policy, page 54

9.	We note your disclosure on page 9 regarding a lease that will expire in 2015. Please revise the disclosures in this section to reflect the effects of this lease expiration on estimated cash available for distribution, or advise us why you believe no such disclosure is needed.

Response to Comment No. 9

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Amended Submission.

10.	We note your disclosure on page 56 regarding the calculation of estimated annual provision for maintenance capital expenditures, which is calculated by multiplying (i) the weighted average of the maintenance capital expenditures per square foot of the 15 properties to be contributed by the predecessor, for each of the years in the three-year period ended December 31, 2013 and the six months ended June 30, 2014, by (ii) the square footage in the entire initial portfolio of 30 properties. Please advise us why you believe the historical capital expenditures of the properties contributed by the predecessor are an appropriate basis on which to estimate the future capital expenditures of the entire initial portfolio, including the 15 properties contributed by Western Devcon, Inc. and its affiliates.

Response to Comment No. 10

The Company believes it is appropriate to apply historical capital expenditures of the properties contributed by our predecessor to the 14 properties contributed by Western Devcon because the Company intends to apply generally the same capital expenditure policy as our predecessor going forward and the Western Devcon properties are of generally the same character, quality, age and state of repair as the properties contributed by our predecessor.

Ms. Barros

Division of Corporation Finance

November 25, 2014

11.	We note your disclosure on page 98 that “[A]s a public company our annual general and administrative expenses are anticipated to be meaningfully higher due to legal, insurance, accounting, audit and other expenses related to corporate governance, SEC reporting, other compliance matters and the costs of operating as a public company.” Please revise your disclosure under the heading “Distribution Policy” starting on page 54 to include this statement.

Response to Comment No. 11

In response to the Staff’s comment, the Company has revised the disclosure to add this statement on page 56 of the Amended Submission.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 64

12.	In your next amendment please provide completed pro forma financial statements with accompanying explanatory notes for each pro forma adjustment including how the adjustments were calculated.

Response to Comment No. 12

The Company has completed columns (A) through (D) and columns (AA) through (DD) of the pro forma financial statements and the related accompanying explanatory notes for each of these pro forma adjustments. The remaining columns and related accompanying explanatory notes require that the midpoint of the price range for the shares of common stock sold in this offering be established in order to calculate the adjustments and therefore will not be completed until the price range for this offering is established.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements, page 72

13.	We note from your disclosure that the contributions of investments from the Easterly Funds will be accounted for as transactions among entities under common control. Please provide an analysis that supports this conclusion, including a discussion of the common control relationship that exists prior to and after the transaction. Please cite applicable guidance in your response.

Response to Comment No. 13

The Company has included an analysis that supports its conclusion that the contributions of investments from the Easterly Funds should be accounted for as transactions among entities under common control as Annex A to this letter.

Ms. Barros

Division of Corporation Finance

November 25, 2014

14.	In addition to above please explain to us in detail the method of accounting for the contribution of investments.

Response to Comment No. 14

The Company respectfully advises the Staff that, as noted in comment response #6, upon the completion of the formation transactions, the properties will no longer be owned by the Easterly Funds and, therefore, will not qualify for accounting at fair value in accordance with investment company accounting. In accordance with ASC 946-10-15-5, the initial determination of whether an entity is an investment company is made at formation and reconsidered each reporting period. If, upon reconsideration, “an entity no longer meets the applicable investment company conditions in this Section after an initial determination that the entity was an investment company, that entity shall discontinue application of the guidance in this Topic and report the change in status prospectively by accounting for its investments in conformity with applicable generally accepted accounting principles in the United States (“GAAP”) other than the guidance in this Topic, beginning as of the date of the change using fair value in conformity with the guidance in this Topic at the date of the change (as opposed to the reporting date) as the carrying amount of investments at the date of the change.”

Per the guidance outlined above, the carrying value of the assets at the date of change will be equal to the fair value of the investment properties as of the date that the formation transactions are completed. The fair value of the investment properties will be allocated to each tangible and intangible asset/liability, any mortgage notes payable and any related interest rate swap agreements and any other assets and liabilities. Subsequent measurement of each of the assets and liabilities would be recorded in accordance with GAAP relevant to the respective asset or liability.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 84

15.	Please expand your MD&A discussion to describe and provide analysis for the reasons behind the material changes in your results of operations. Where you have a material change in a revenue or expense item, please explain the reasons why. For example, on page 86, you discuss a $1.3 million decrease in marketing expenses, but do not explain why marketing expenses decreased. Please also include a narrative discussion of the changes to your same property NOI, including a discussion and analysis of any material changes and the relative impact of any key metrics, such changes in rent rates.

Response to Comment No. 15

In response to the Staff’s comment, the Company has revised its MD&A discussion to provide further analysis of its results of operations on pages 87 through 90 of the Amended Submission. The Company respectfully advises the Staff that it is unable to discuss same property NOI on a historical basis as the properties are accounted for at fair value in accordance with investment company accounting. As such, historical same property NOI data is unavailable. However, the Company intends to include a discussion of same property NOI on a pro forma basis in a subsequently submitted or filed amendment to the Registration Statement Submission. As some of the pro forma information for determining same property NOI is dependent on the mid-point of the price range, which is not yet known, the pro forma same property NOI cannot yet be derived in the Amended Submission.

Ms. Barros

Division of Corporation Finance

November 25, 2014

Adjusted EBITDA, page 96

16.	We note that you define EBITDA as the sum of net income (loss) before interest expense, income taxes, depreciation and amortization. However, based upon the reconciliation it appears that you also adjust for net loss attributable to non-controlling interest in your calculation of EBITDA. Please note measures that are calculated differently from EBITDA (as described in Exchange Act Release No. 47226) should not be characterized EBITDA and their titles should be distinguished from EBITDA, such as Adjusted EBITDA. Please consider including the adjustment in your calculation of adjusted EBITDA.

Response to Comment No. 16

In response to the Staff’s comment, the Company has deleted the adjustment for net loss attributable to non-controlling interest in the reconciliation of its calculation of EBITDA.

Business and Properties - Significant Properties, page 122

17.	We were unable to locate the disclosures required by Item 15(g) of Form S-11. Please revise to include these disclosures as appropriate or advise.

Response to Comment No. 17

In response to the Staff’s comment, the Company has added the disclosure required by Item 15(g) of Form S-11 on page 127 of the Amended Submission.

18.	We note your disclosure in the footnote on page 123 for your significant properties that states, “Annualized lease income is calculated to include the contractual monthly base rent, plus straight line rent adjustments and expense reimbursements and represents the same measure as effective annualized rent.” Please confirm that the weighted average annualized lease income per leased square foot of $31.32 also represents effective rent that has been adjusted for tenant concessions and allowances.

Response to Comment No. 18

The Company confirms that the weighted average annualized lease income per leased square foot of $32.48 represents effective rent that has been adjusted for tenant concessions and allowances. This is the result of annualized straight line rent adjustments made to annualized contractual base rent that include an adjustment for tenant concessions and allowances.

Ms. Barros

Division of Corporation Finance

November 25, 2014

Executive Compensation, page 136

19.	Please describe the material terms of your employment agreements with your executive officers.

Response to Comment No. 19

The Company has not yet agreed to the material terms of its employment agreements with its executive officers. The Company will describe the material terms of these employment agreements in a subsequently submitted or filed amendment to the Registration Statement on Form S-11.

Certain Relationships and Related Transactions, page 142

20.	Please expand your disclosure under the heading “Certain Relationships and Related Transactions” and “Structure and Formation of Our Company,” as appropriate, to break out what consideration each entity and individual will receive in connection with the formation transactions, what they will contribute in the transaction, and how this was valued. In particular, please clarify what interests Mr. Crate and Mr. Trimble, co-founders of your predecessor, and Mr. Ibe, co-founder of Western Devcon, Inc. and its affiliates, will receive in the formation transactions.

Response to Comment No. 20

In response to the Staff’s comment, the Company has revised the disclosure on pages 157, 159 and 160 of the Amended Submission. The Company also confirms that Mr. Trimble will not receive any interests in the formation transactions.

Contribution Agreements - Western Devcon Contribution Agreement, page 143

21.	It appears that your tax protection agreement with Michael P. Ibe may be a material contract required to be filed under Item 601(b)(10) of Regulation S-K. If so, please expand your disclosure regarding this agreement and please include in your exhibits to the registration statement.

Response to Comment No. 21

In response to the Staff’s comment, the Company has expanded its disclosure regarding the tax protection agreement with Michael P. Ibe on page 148 of the Amended Submission and will include it as an exhibit in a subsequently submitted or filed amendment to the Registration Statement.

Ms. Barros

Division of Corporation Finance

November 25, 2014

License Agreement, page 145

22.	It appears that your license agreement with Easterly Capital, LLC may be a material contract required to be filed under Item 601(b)(10) of Regulation S-K. If so, please include in your exhibits to the registration statement.

Response to Comment No. 22

In response to the Staff’s comment, the Company will include the license agreement as an exhibit in a subsequently submitted or filed amendment to the Registration Statement.

Policies with Respect to Certain Activities, page 146

23.	We note your disclosure on page 36 under “Risk Factors” that you may change your investment strategy and policies without stockholder approval. Please include a similar statement in this section. Also, please disclose how you intend to notify your stockholders in the event you change your investment strategy or policies.

Response to Comment No. 23

In response to the Staff’s comment, the Company added a similar statement to the “Policies with Respect to Certain Activities” section on page 151 of the Amended Submission. The Company has also covenanted to report any change in its investment strategy and policies on Form 8-K in accordance with the time periods required under General Instructions B(1) of Form 8-K, as set forth on page 151 of the Amendment Submission.

Structure and Formation of the Company, page 150

24.	We note from your disclosure that you will form Easterly Government Property Services, Inc. as part of the formation transactions. Please explain to us if any operations have begun related to the services company or when you anticipate operations to begin.

Response to Comment No. 24

Easterly Government Properties Services, Inc. (“Easterly Services”) has not yet been formed and Easterly Services has not yet begun operating. The Company does not expect that Easterly Services will commence operations until substantially concurrent with the completion of the offering of the Company’s common stock.

Ms. Barros

Division of Corporation Finance

November 25, 2014

Underwriting - Conflicts of Interest, page 199

25.	When the full syndication has been determined, please revise to identify each underwriter that has a material relationship with you and state the nature of the relationship.

Response to Comment No. 25

In response to the Staff’s comment, once the full underwriting syndicate has been determined, the Company will revise this section to identify each underwriter that has a material relationship with the Company, if any, and state the nature of the relationship.

Index to Financial Statements

26.	We note that you have included financial statements for the purpose of complying with Rule 3-14 of Regulation S-X for all the properties to be acquired in the formation transactions, which is applicable to entities that generate revenues solely through leasing real property. We also note your disclosure that Easterly Contribution Group is engaged in the business of acquiring and managing properties and that Western Devcon Properties is engaged in the business of developing and managing properties. Please tell us how you determined that it was appropriate to provide financial statements pursuant to Rule 3-14 rather than Rule 3-05.

Response to Comment No. 26

In response to the Staff’s comment, the Company has revised its disclosures on pages F-23 and F-28 of the Amended Submission.

In addition, the Company respectfully advises the staff that the Easterly Contribution Group is a combination of real estate entities and operations owned by individual subsidiaries of Easterly Fund I (as defined in Annex A). These real estate entities and operations owned by the property owning subsidiaries generate revenues solely through leasing the respective real property to the GSA or other federal agencies located throughout the United States. The property owning entities are not engaged in the business of acquiring and managing properties. All decisions made to acquire properties in the future are made by the Easterly Fund I investment manager. The Easterly Fund I investment manager generates income by charging a management fee to Easterly Fund I for its investment management services. The property management service was provided by an external property manager. Therefore, the Easterly Contribution Group properties do not generate revenue from either investment management or property management services. The Easterly Contribution Group solely generates revenue through leasing real property; therefore Rule 3-14 financial statements were prepared.

The Company also respectfully advises the Staff that the Western Devcon Properties are a combination of real estate entities and operations owned by various entities related to Western Devcon Inc. The Western Devcon Properties generate revenues solely through leasing the respective real property to the GSA or non-governmental tenants located throughout the United States. The Company is only acquiring the fee interest in each of the 14 Western Devcon Properties. Affiliates of Western Devcon Inc. that are not being acquired in the transaction to acquire Western Devcon Properties, are engaged in the business of developing or managing properties. No development contracts, properties under development or external property management contracts are being acquired as part of the Western Devcon Properties acquisition.

Ms. Barros

Division of Corporation Finance

November 25, 2014

The Company expects to hire certain employees of Western Devcon Inc. subsequent to the completion of the formation transactions and the Company’s initial public offering. The Company has not agreed to acquire or assume any employment agreements as part of the Western Devcon Properties acquisition. The majority of the employees that are expected to be employed by the Company subsequent to the formation transactions will be responsible for the development of future properties of the Company. As such, no existing revenue related to these employees, or any development contracts, are being acquired by the Company. The Company assessed the significance of the employees who are expected to be employed by the Company subsequent to the formation transactions in relation to the fee interests being acquired by the Company and deemed the employees to be inconsequential to the acquisition. As the Company is only acquiring the fee interests in each of the Western Devcon Properties, which generate revenue solely through leasing the respective real property, no other service contracts (development or management contracts) are being acquired and the employees that are not being acquired (but are expected to be employed by the Company subsequent to the formation transactions) are considered inconsequential, the Company determined Rule 3-14 financial statements were required.

Exhibit Index, page II-7

27.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. In addition, we note the exhibit list includes “form of” agreements and other documents. Please advise us if you do not intend on filing final, executed agreements or other documents prior to effectiveness of the registration statement. Please note that the final executed version of your articles of incorporation must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

Response to Comment No. 27

The Company acknowledges the Staff’s comment and will file all required exhibits as promptly as possible. The Company intends to file final, executed agreements or other documents for all documents that are signed prior to effectiveness of the Registration Statement, including the Company’s amended and restated articles of incorporation. Any agreements or other documents that are not executed until after the effectiveness of the Registration Statement will be filed as “forms of” the applicable agreement. Draft legal and tax opinions to be filed as exhibits to the Registration Statement are attached as Annex B and Annex C, respectively, to this letter.

Ms. Barros

Division of Corporation Finance

November 25, 2014

Supplemental Rule 3-14 Financial Statement Comment

28.	Pursuant to a conversation with Eric McPhee on November 17, 2014 the Company is responding to the verbal comment received, which stated that the rule 3-14 of Regulation S-X financial statements for the five properties acquired during 2013 had stub periods presented prior to acquisition and should also have presented the full year prior to acquisition.

Response to Comment No. 28

Throughout the Registration Statement, the Company has described its change from an investment company to a REIT as a result of the formation transactions. The accounting models between the two are fundamentally different. For example, under the fair value model the income statement is limited to changes in fair value versus the historical cost model in which revenues and expenses are recognized. The guidance in Rule 3-14 of Regulation S-X (“Rule 3-14”) did not contemplate such a fact pattern. Accordingly, the Company had to develop an approach to address this unique fact pattern.

As articulated below, we believe that there are three possible alternatives that could be developed to apply the significance tests under Rule 3-14. In determining the best approach, we selected the alternative that would result in the most recent and relevant historical information – information that would allow a potential investor to evaluate historical revenue and expense and related cash flows in a manner that will be comparable to how the Company will account for such activity in the future. Attached as Annex D is a comparison of the financial statements that would be presented under each of the three alternatives.

In addressing the Staff’s question, we will first describe the three alternatives, including an explanation as to why the Company selected the First Alternative. After explaining these three alternatives, we will explain why under the First Alternative the financial statements of the five properties acquired in 2013 were presented for only the stub period and why financial statements for the full year prior to the acquisition are not necessary.

Alternative 1

The alternative applied by the Company to determine which financial statements to present to satisfy Rule 3-14 requirements considered the formation transactions (the contribution of the properties from the Easterly Funds to the Company) to be the ‘acquisition’ of properties for purposes of assessing the appropriate Rule 3-14 financial statement requirements of the Company. We believe this alternative is the most appropriate because (i) there is a change in basis of accounting for the properties upon the consummation of the formation transaction from fair value (in accordance with the investment company accounting required in ASC 946) to historical cost because the operating partnership that owns the properties after the formation transactions does not qualify as an investment company (see comment response # 6), (ii) the

Ms. Barros

Division of Corporation Finance

November 25, 2014

properties being contributed to the operating partnership would meet the definition of “operating properties” because they generate revenues for the operating partnership solely through leasing and (iii) this results in the most useful financial information being presented to potential investors as it provides financial information for all of the properties on a historical cost basis for the most recent years.

Under this alternative, the properties contributed by the Easterly Funds to the Company qualify as related properties. Properties are related if they are under common control or management, the acquisition of one property is conditioned on the acquisition of each other property or each acquisition is conditioned on a single common event. If properties are related, the group of properties is tested for significance as if the group of properties was one property. As the Easterly Funds and the Company are under common control and the acquisition of the properties by the Company from the Easterly Funds is conditioned on a single common event, which is the completion of this offering, the properties being contributed by the Easterly Funds to the Company are considered related properties. As the properties are related, Rule 3-14 financial statements will be required for all properties being contributed to the Company as part of the formation transaction.

Under this alternative, the properties contributed by the Easterly Funds to the Company also qualify as properties acquired from related parties. As the contribution of the properties from the Easterly Funds to the Company will be accounted for as a transaction among entities under common control (see comment response #13), the Easterly Funds and the Company are considered to be related parties. For properties acquired from a related party, Rule 3-14 requires the financial statement periods presented to consist of the audited three years plus the latest unaudited interim period based on the property’s fiscal periods. For properties held by the related party for less than three years, financial statements are required for the greater of the period held by the related party or one year.

Alternative 2

This alternative considered that the owner and acquirer of the properties is the Easterly Funds, which qualify as investment companies in accordance with ASC 946. Under this approach, the properties acquired by the Easterly Funds would not meet the definition of “operating properties” under Rule 3-14 as the properties do not generate revenues solely through leasing. Rather, they are investing properties and, therefore, no Rule 3-14 financial statements would be required for the individual properties. Therefore, the only financial information presented to a potential investor would be the financial statements of our predecessor, which reflect the properties on a fair value basis because they are owned by the Easterly Funds. As this alternative did not present financial information for the properties on a historical basis for any periods, the Company believed that material information would be omitted from the registration statement.

Ms. Barros

Division of Corporation Finance

November 25, 2014

Alternative 3

This alternative considered a traditional Rule 3-14 assessment, where a significance test was performed for each property acquired by the Easterly Funds at the time of each property’s acquisition using the total assets of Easterly Partners, LLC (the predecessor financial statements) for the most recently completed fiscal year prior to the acquisition to determine significance. However, this alternative also had limitations because the Easterly Funds were consolidated by Easterly Partners, LLC and qualified as investment companies at the time of the acquisition of each of the properties. Therefore, the properties would be deemed investment properties and not operating properties. Consequently, at the time of acquisition, Rule 3-14 would not be applicable. However, we performed the Rule 3-14 test under this alternative as if the investment properties were operating properties at the time of acquisition.

Additionally, under this alternative, financial statements of fewer properties would have been presented and, for those statements that would be required, a number of those statements would have been presented for older periods than those presented in Alternative 1. We believe this would be less informative to investors. For example, this alternative would have required the Easterly Contribution Group Rule 3-14 financial statements to present fiscal year 2011 and stub period fiscal year 2012 prior owner financial information only for the one significant property acquired in 2012 because all other properties were acquired in 2010 or 2011 or were acquired in 2012 but were insignificant. No financial information at the property level subsequent to the fiscal 2012 stub period would be presented. As the predecessor financial statements do not present financial information at the property level (due to the investment company accounting), no property financial information presenting revenues, expenses and corresponding cash flows subsequent to the fiscal 2012 stub period would be available to a potential investor. As this alternative did not result in presenting property level financial information for all properties or for the most recent periods, it was not considered as useful to investors as Alternative 1.

The Five Properties Acquired in 2013

Under Alternative 1, given that the formation transactions are considered the “acquisition” for purposes of assessing the Rule 3-14 financial statement requirements, the “seller” in the transaction is the Easterly Funds and the “buyer” is the Company. Easterly Fund I purchased four, two and two properties during its fiscal years 2010, 2011 and 2012, respectively, which comprise the Easterly Contribution Group. Easterly Fund II purchased five properties during its fiscal year 2013 and two properties during its fiscal year 2014. Collectively, these are the properties that are being contributed to the Company as part of the formation transactions. In accordance with the guidance on acquisitions from related parties, financial statements for the Easterly Contribution Group properties for fiscal years 2012 and 2013 are being presented to satisfy the related party financial statement requirements. Financial statements for fiscal year 2011 are not being presented because the Company is an “emerging growth company” and, therefore, is not

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Division of Corporation Finance

November 25, 2014

presenting fiscal year 2011 financial information. For the five properties acquired in fiscal year 2013 by Easterly Fund II, the financial statements for fiscal year 2013 of the properties are being presented to satisfy the related party one year financial statement requirement because the properties have been owned for less than one year by the related party, Easterly Fund II. We believe this satisfies the Rule 3-14 financial statement requirement as no post-acquisition periods of the buyer (the Company) are being used to satisfy the one year requirement. For the two properties acquired by Easterly Fund II in fiscal year 2014, the financial statements of the prior owner for fiscal year 2013 are being presented to satisfy the related party one year financial statement requirements because the properties have been owned for less than one year by the related party.

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Ms. Barros

Division of Corporation Finance

November 25, 2014

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (617) 231-4347 or Mark Opper at (617) 570-8128.

Sincerely,

/s/ Alison M. Bernard Alison M. Bernard
Chief Financial Officer

cc:	Darrell W. Crate
William C. Trimble, III

Easterly Government Properties, Inc.

Gilbert G. Menna
Mark S. Opper

Goodwin Procter LLP

David J. Goldschmidt

Skadden, Arps, Slate, Meagher & Flom LLP

Annex A

Common Control Analysis

In response to the Staff’s comment #13, the Company has provided the below background and analysis to support the accounting for the contribution of investments from the Easterly Funds to our operating partnership as transactions among entities under common control.

Background

The Easterly Fund I organizational structure is as follows:

References to “Easterly Fund I” herein include U.S. Government Properties Income and Growth Fund, L.P., U.S. Government Properties Income and Growth Fund REIT, Inc. and the related feeder and subsidiary entities.

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Division of Corporation Finance

November 25, 2014

The Easterly Fund II organizational structure is as follows:

U.S. Government Properties Income & Growth Fund II, LP Organizational Structure

Easterly Capital, LLC (Darrell W. Crate as Sole Manager and 99.9% Interest Member)
Manager 100%
Easterly Partners, LLC
Manager and Residual Member
100%
USGP II Participation Plan, LLC
100%
Easterly Funds Management, LLC
100% Manager
Manager
USGP II GP Affiliate, LLC
Member
Invest. Manager
LP
100%
Manager
USGP II (Parallel) GP Affiliate, LLC
USGP II GP, LLC
Invest. Manager
U.S. Government Properties Income & Growth Fund II, LP
LP
GP
GP
USGP II (Parallel) Fund, LP
LP
Manager
GP
USGP II REIT, LP
LP
GP
USGP II (Parallel) Investor GP, LLC
USGP II Investor, LP
100%
Portfolio Investments

References to “Easterly Fund II” herein include U.S. Government Properties Income and Growth Fund II, LP USGP II REIT, LP, USGP II (Parallel) Fund, LP, and their related feeders and subsidiary entities, collectively together with Easterly Fund I, the “Easterly Funds”.

On October 9, 2014, the Company was formed for the purpose of becoming the ultimate parent entity upon the completion of a series of formation transactions whereby our operating partnership will acquire a number of related entities. On October 16, 2014, the Company issued

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Division of Corporation Finance

November 25, 2014

1,000 shares to its sole stockholder, Darell W. Crate, for $1,000. The Company will be the general partner of our operating partnership and will make an election to be treated as a S-Corp, Darrel W. Crate is the sole shareholder of the Company, thus giving Mr. Crate control over the Company. Mr. Crate will continue to control the Company at the time of the formation transactions under which Easterly Fund I and USGP II Investor, LP, a subsidiary of Easterly Fund II will contribute their assets into our operating partnership and Easterly Partners, LLC will contribute the management companies into our operating partnership. The diagram below depicts the ownership structure of the Company and the operating partnership prior to the formation transactions.

Please see page 15 of our Amended Submission for our expected ownership structure upon completion of the formation transactions and our initial public offering.

Analysis

The analysis below evaluates the historical application of consolidation accounting by (i) each of the general partners of the Easterly Funds (and affiliated entities) and (ii) of Easterly Partners, LLC, the ultimate owner of the general partners of the Easterly Funds. These general partners include Federal Properties GP, LLC (the “Easterly Fund I GP”) and USGP II GP, LLC (the “Easterly Fund II GP”, collectively the “Funds GPs”).

Analysis of the VIE consolidation model

Easterly Partners, LLC analyzed the ownership structure and other interests to determine whether each of the Easterly Funds and each of the Easterly Funds GPs is a Variable Interest Entity (“VIE”), in accordance with ASC 810 and, if so, whether the Easterly Funds GPs with respect to the Easterly Funds, and Easterly Partners, LLC with respect to the Easterly Funds GPs would be deemed to be the Primary Beneficiary, (the “PB”) and, therefore, required to consolidate the respective entities. Easterly Partners, LLC performed the ASC 810 analysis as of two different dates for Easterly Fund I and Easterly Fund II. For Easterly Fund I, the date the analysis was performed was August 4, 2011 as on such date, Easterly Fund I GP became the general partner of Easterly Fund I, the Easterly GSA Participation Plan I (“Easterly Fund I Participation Plan”) became the Residual Member of the Easterly Fund I GP, Easterly became the Manger of the Easterly Fund I GP, and Easterly Partners, LLC became the Manager and Residual Member of the Easterly Fund I Participation

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Division of Corporation Finance

November 25, 2014

Plan. This chain of agreements ultimately made Easterly Partners, LLC the owner of Easterly Fund I. For Easterly Fund II the date of the analysis performed was September 21, 2012, the date of inception of Easterly Fund II. No events subsequent to these two dates required reconsideration under ASC 810 as no facts or circumstances changed. The following was considered during this assessment:

Determination of whether Easterly Fund I, Easterly Fund II, Easterly Fund I GP or Easterly Fund II GP is deemed to be a VIE

Easterly Fund I and Easterly Fund II:

Easterly Partners, LLC considered the defining criteria of a VIE as outlined in ASC 810-10-15-14 and determined that Easterly Fund I and Easterly Fund II meet Criterion 14(a) of FIN 46R. By design, Easterly Fund I and Easterly Fund II each lack sufficient equity at risk to finance their activities without subordinated financial support as described in ASC 810-10- 15-14(a). Specifically, the Limited Partnership Agreements are written as subscription agreements which contemplate the Easterly Funds drawing capital from investors in the form of capital calls when appropriate investment opportunities or other capital needs are identified, including for funding real estate acquisition and operating costs. The unfunded capital commitments are considered subordinated financial support necessary for the entities to execute their designed purpose and, accordingly, Easterly Fund I and Easterly Fund II meet the criteria in ASC 810-10-15-14(a) (formerly Fin 46 5a) and each is deemed to be a VIE.

Easterly Fund I GP and Easterly Fund II GP:

Easterly Partners, LLC considered the defining criteria of a VIE as outlined in the transition guidance in ASC 810-10-65-2 (Formerly FAS 167) and determined that Easterly Fund I GP and Easterly Fund II GP meet Criterion (b.1) of that paragraph. For Easterly Fund I GP, the Third Party GP Affiliate is the only member with equity at risk, through its capital contribution to the Easterly Fund I GP. This Third Party GP Affiliate and the Easterly Fund I Participation Plan (the other member of Easterly Fund I GP) also hold carried interests allocated to them by the Easterly Fund I GP. However, the carried interest is not considered equity at risk as it is equity earned by the Easterly Fund I GP in the form of fees that the Easterly Fund I GP allocates to the Third Party GP Affiliate and Easterly Fund I Participation Plan.

The Third Party GP Affiliate, as the sole holder of equity at risk lacks the power to direct the activities of Easterly Fund I GP that most significantly impact its economic performance. That power rests with Easterly Partners, LLC, as the Easterly Fund I GP Manager and has been ceded to Easterly Partners, LLC through the Easterly Fund I GP LLC Agreement. This LLC Agreement states that the control of the business and affairs of the Easterly Fund I GP shall be vested exclusively in the Easterly Fund I GP Manager. The Easterly Fund I GP Manager has the right, among others, to hire and fire employees, reduce the capital commitment of any members and make capital calls. Further, this LLC agreement states that members shall have no right to, and will not, take part in the management or affairs of the Company nor in any event will any member have the power to act for or bind the Company. Lastly, members do not possess the right to remove the Easterly Fund I GP Manager from his duties nor do they possess any participation rights. As such, the holders of the equity investment at risk for Easterly Fund I GP meet the criteria in ASC 810-10-65-2(b)1 and Easterly Fund I GP is deemed to be a VIE.

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Division of Corporation Finance

November 25, 2014

The sole member of the Easterly Fund II GP is the USGP II Participation Plan, LLC (“Easterly Fund II Participation Plan”), which also only holds carried interests allocated to it by the Easterly Fund I GP. This carried interest, similar to above, is not considered equity at risk. As such, no equity investment is at risk for Easterly Fund II GP. The power to direct the activities of Easterly Fund II GP that most significantly impacts its economic performance rests with Easterly Partners, LLC because the Easterly Fund II GP Manager and has been ceded to Easterly Partners, LLC through the Easterly Fund II GP LLC Agreement. This LLC agreement states that the control of the business and affairs of the Easterly Fund II GP shall be vested exclusively in the Easterly Fund II GP Manager. The Easterly Fund II GP Manager has the right, among others, to hire and fire employees, reduce the capital commitment of any members and make capital calls. Further, this LLC Agreement states that members shall have no right to, and will not, take part in the management or affairs of the Company, nor in any event will any member have the power to act for or bind the Company. Lastly, members do not possess the right to remove the Easterly Fund II GP Manager from his duties nor do they possess any participation rights. As such, the power to direct the activities of Easterly Fund II GP rest with a variable interest holder that is not an equity investment at risk, meeting the criteria in ASC 810-10-65-2(b)1 and Easterly Fund II GP is deemed to be a VIE.

Determination of the Primary Beneficiary

Easterly Fund I and Easterly Fund II:

In determining the primary beneficiary (“PB”), Easterly Partners, LLC first considered any related party relationships, including de facto agency relationship of the variable interest holders. In accordance with ASC 810-10-25-43(d) (Formerly FIN 46R), the limited partners holding interests in Easterly Fund I and Easterly Fund II are deemed to be de facto agents of each of the Easterly Funds GPs, as the Easterly Fund I and Easterly Fund II Limited Partnership Agreements restrict the limited partners’ right to sell, transfer or encumber their interest in Easterly Fund I or Easterly Fund II without the consent of each of the Easterly Funds GPs. The limited partners also do not have other means by which to manage their investments (e.g., the right of first refusal or the right of first offer). In addition, each of the Easterly Funds’ investment fund managers is deemed to be a related party to the respective Easterly Funds GPs as each of the investment fund managers is controlled by Easterly Partners, LLC, and Easterly Partners, LLC is the sole member and manager of the investment fund manager.

For both Easterly Fund I and Easterly Fund II a related party assessment is necessary to determine which entity will be deemed to be the PB. In accordance with ASC 810-10-25-44, Easterly Partners, LLC assessed the following criteria to determine the party most closely associated with Easterly Fund I and Easterly Fund II, respectively:

a)	The existence of a principal-agency relationship between parties within the related party group

•	Even though each of the Easterly Funds’ investment managers is serving in a fiduciary/agent role, the manager is doing so to maximize its own return; therefore, it does not appear that the manager is operating solely in an agency role.

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Division of Corporation Finance

November 25, 2014

b)	The relationship and significance of the activities of the VIE to the various parties with the related party group

•	The Easterly Funds invest in real estate properties that are leased to the GSA or other government agencies. The Easterly Funds GPs and managers are related parties that are under common control of Easterly Partners, LLC and each of the Easterly Funds GPs and each of the managers are in the business of managing real estate. The Easterly Funds’ limited partner investors are in the business of investing in Easterly Funds to maximize their individual returns.

c)	A party’s exposure to the expected losses of the VIE

•	Per the terms of each of the Easterly Funds’ Limited Partnership Agreements, after the payment of a management fee of 1.5% of the assets under management to the manager, the remaining amounts available for distribution are first used to return each individual limited partners’ contributed capital. Next, an 8% compounded annual return is distributed to the limited partners. Finally, the remaining amount is distributed 80% to the limited partners and 20% to Easterly Funds GPs (as its carried interest). The fund manager ranks most senior as it receives the management fee prior to any other distribution being made. The limited partner investors rank more senior in the remaining distribution and receive their investment plus an 8% return prior to the Easterly Funds GPs receiving its carried interest. As the limited partner investors rank senior in the distribution, each of the Easterly Funds GPs is most exposed as an individual investor to the expected losses of the Easterly Funds because their interest is most “at risk” to fair value or ultimate cash flow variability of the investments within the entity.

d)	The design of the VIE

•	The VIE was not specifically designed to benefit one specific member of the related party group. The Easterly Funds were designed to acquire properties that were leased to government agencies. None of the related party group members lease these properties for their own use.

Based on the above assessment, Easterly Partners, LLC concluded that the primary beneficiaries that are most closely associated with Easterly Fund I and Easterly Fund II are the Easterly Fund I GP and Easterly Fund II GP, respectively, as they are most exposed to the expected losses of the Easterly Fund I and Easterly Fund II and are most closely aligned with the activities of Easterly Fund I and Easterly Fund II. If Easterly Partners, LLC had concluded it was the Fund’s investment managers who were most closely associated with the Easterly Funds due to their management relationship, Easterly Partners, LLC still would have consolidated the Easterly Funds because Easterly Partners, LLC owns 100% and is the sole member of each Fund’s investment manager.

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Division of Corporation Finance

November 25, 2014

Easterly Fund I GP and Easterly Fund II GP:

In accordance with ASC 810-10-25-38 (Formerly FAS 167), Easterly Partners, LLC assessed each variable interest holder to determine if it has both the power to direct the activities of the Easterly Funds GPs that most significantly impact the Easterly Funds GPs economic performance and the obligation to absorb losses of the Easterly Funds GPs that could be significant to the Easterly Funds GPs or the right to receive benefits from the Easterly Funds GPs that could be significant to the Easterly Funds GPs.

The activities of the Easterly Fund I GP and Easterly Fund II GP that most significantly impact their economic performance are as follow:

•	Serving as general partner to Easterly Fund I or Easterly Fund II respectively;

•	Managing the day to day operations of the Easterly Funds GPs, including cash balances, payments and expenses

•	Managing the investment of capital contributions to the Easterly Funds GPs, including decisions to reduce members’ capital contributions and additional calls for capital

The Third Party Affiliate GP and Easterly Fund I Participation Plan and Easterly Fund II Participation Plan do not have the power to direct the activities of the Easterly Fund I GP or Easterly Fund II GP. These carried interest holders have no voting rights for these interests held. The Third Party Affiliate GP does not have any power to direct the activities of the Easterly Fund I GP through its equity held in the Easterly Fund I GP, nor are Third Party Affiliate GP, Easterly Fund I Participation Plan and Easterly Fund II Participation Plan entitled to remove the manager of the Easterly Funds GPs for any reason. As such, they do not possess power to direct any activities of the Easterly Fund I GP or the Easterly Fund II GP.

The Easterly GP Manager does have the power to direct the activities, including the significant activities mentioned above, of the Easterly Fund I GP or Easterly Fund II GP through the rights granted to them in the Easterly Fund I GP and Easterly Fund II GP LLC agreements. These LLC Agreements expressly grant the Easterly Partners, LLC the authority to control all the significant activities of the Easterly Fund I and Easterly Fund II GPs, including those activities listed above. In addition, the members are not afforded the right to remove Easterly Partners, LLC from its manager duties. Therefore, power rests with Easterly Partners, LLC as the Manager of the Easterly Funds GPs.

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Division of Corporation Finance

November 25, 2014

However, Easterly Partners, LLC does not have the right to receive a performance fee for the management services it provides. As such, it is not entitled to receive benefits from Easterly Fund I and Easterly Fund II GP that would potentially be significant to Easterly Fund I and Easterly Fund II GP. Therefore, Easterly Partners, LLC does not meet the criteria above, and it individually is not deemed to be the PB.

As none of the variable interest holders in both Easterly Fund I GP and Easterly Fund II GP individually meet both criteria, the related party group is assessed to determine which party within the related party group is most closely associated with Easterly Fund I GP and Easterly Fund II GP and that party is deemed to be the PB. In determining the PB, Easterly Partners, LLC considered any related party relationships, including de facto agency relationship of the variable interest holders. In accordance with ASC 810-10-25-43(d), the Third Party GP Affiliate holding interests in Easterly Fund I GP, as Easterly Fund I’s Manager, is not deemed to be a de facto agent of Easterly Partners, LLC. While the Easterly Fund I GP LLC Agreements restrict the Third Party GP Affiliates’ right to sell, transfer or encumber their interest in Easterly Fund I GP without approval of Easterly Partners, LLC, Easterly Fund I GP Manager, the general partner, is also restricted in transferring its variable interests without the approval of the limited partners. As such, the Third Party GP Affiliate is not deemed to be a related party. However, each of the Easterly Fund I Participation Plan and the Easterly Fund II Participation Plan is deemed to be a related party to Easterly Partners, LLC, the Easterly Fund I and Easterly Fund II Manager, as each of the Easterly Fund I and Easterly Fund II Participation Plans is controlled by Easterly Partners, LLC because Easterly Partners, LLC is the residual member and manager of the Easterly Fund I and Easterly Fund II Participation Plans.

For both Easterly Fund I GP and Easterly Fund II GP a related party assessment is necessary to determine which entity will be deemed to be the PB. In accordance with ASC 810-10-25-44, Easterly Partners, LLC assessed the following criteria to determine the party most closely associated with Easterly Fund I and Easterly Fund II, respectively:

a)	The existence of a principal-agency relationship between parties within the related party group

•	Even though Easterly Partners, LLC is serving in a fiduciary/agent role for both Easterly Fund I GP and Easterly Fund II GP, Easterly Partners, LLC is doing so to maximize its own return. Therefore, it does not appear that the manager is operating solely in an agency role.

b)	The relationship and significance of the activities of the VIE to the various parties with the related party group

•	The Easterly Funds GPs are general partners to Easterly Funds that invest in real estate properties leased to the GSA or other government agencies. The Easterly Funds GPs manager (Easterly Partners, LLC) is in the business of managing real estate. The Easterly Fund I Participation Plan and the Easterly Fund II Participation Plan are not in the business of managing real estate.

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Division of Corporation Finance

November 25, 2014

c)	A party’s exposure to the variability associated with the anticipated economic performance of the VIE

•	The Easterly Fund I Participation Plan and the Easterly Fund II Participation Plan are most exposed to the anticipated economic performance of the VIE as the Easterly Fund I Participation Plan holds 95% of the economics of the GP interests in Easterly Fund I and Easterly Fund II Participation Plan holds 100% of the economics of the GP interests in Easterly Fund II. As such, the Easterly Fund I Participation Plan and Easterly Fund II Participation Plan are most exposed to the anticipated economics because their interest is most ‘at risk’ to fair value or ultimate cash flow variability within the Easterly Fund I GP or Easterly Fund II GP.

d)	The design of the VIE

•	The VIE was not specifically designed to benefit one specific member of the related party group. The Easterly Fund GPs were designed to acquire properties leased to government agencies. None of the related party group members lease these properties for their own use.

Given the above assessment, Easterly Partners, LLC concluded that the primary beneficiary most closely associated with Easterly Fund I GP and Easterly Fund II GP is Easterly Partners, LLC, the manager of both Easterly Funds GPs, because it holds the power to control the Easterly Funds GPs, is most closely aligned with the activities of Easterly Fund I and Easterly Fund II and, through its consolidation of the Easterly Fund I and Easterly Fund II Participation Plans (as they are wholly-owned subsidiaries of Easterly Partners, LLC), it would be subject to the anticipated economic performance of the VIE. Note, had a decision been made that the Easterly Fund I Participation Plan and Easterly Fund II Participation Plans were most closely associated with the Easterly Funds GPs, Easterly Partners, LLC would still have consolidated the Easterly Funds GPs through the consolidation of its wholly-owned subsidiaries the Easterly Fund I and Easterly Fund II Participation Plans.

Ms. Barros

Division of Corporation Finance

November 25, 2014

Ownership Analysis

Easterly Fund I

a)	Control of Easterly GSA Participation Plan I, LLC (Easterly Fund I Participation Plan) by Easterly Partners, LLC

•	Easterly Partners, LLC is the manager and residual member of Easterly Fund I Participation Plan. Easterly is the entity that bears the costs of payroll including that of management. Easterly owns 100% of Easterly Fund I Participation Plan.

•	Therefore, under both the VIE and VOE models, Easterly Partners, LLC would be the only party that could consolidate Easterly Fund I Participation Plan. As such, Easterly Fund I Participation Plan is deemed to be controlled by Easterly Partners, LLC.

b)	Control of Federal Properties Management, LLC (Easterly Fund I Manager) by Easterly Partners, LLC

•	Easterly Partners, LLC is the sole member of Easterly Fund I Manager. Easterly Fund I Manager receives a management fee, but in consolidation this management fee would be an intercompany revenue and expense and, therefore, would be eliminated. Easterly Partners, LLC owns 100% of Easterly Fund I Manager.

•	Therefore, under both the VIE and VOE models, Easterly would be the only party that could consolidate Easterly Fund I Manager. As such, Easterly Fund I Manager is deemed to be controlled by Easterly.

c)	Control of Easterly Partners, LLC by Easterly Capital, LLC (“Easterly Capital”)

•	Easterly Capital is the manager and sole member of Easterly. As such it owns 100% of Easterly Partners, LLC.

•	Therefore, under both the VIE and VOE models, Easterly Capital would be the only party that could consolidate Easterly Partners, LLC. As such, Easterly is deemed to be controlled by Easterly Capital.

d)	Control of Easterly Capital by Darrell W. Crate

•	Darrell W. Crate owns 99.9% of Easterly Capital and is the sole Manager. The 0.01% interest holder is the 2002 Crates Children Trust and has no power to conduct the activities of Easterly Capital, LLC.

•	Therefore, under both the VIE and VOE models, Darrell Crate would be the only person that could control Easterly Capital. As such, Easterly Capital is deemed to be controlled by Darrell Crate.

Ms. Barros

Division of Corporation Finance

November 25, 2014

Easterly Fund II

a)	Control of USGP II Participation Plan, LLC (Easterly Fund II Participation Plan) by Easterly Partners, LLC

•	The manager and residual member of Easterly Fund II Participation Plan is Easterly Partners, LLC. Easterly Partners, LLC owns 100% of Easterly Fund II Participation Plan.

•	Therefore, under both the VIE and VOE models, Easterly Partners, LLC would be the only party that could consolidate Easterly Fund II Participation Plan. As such, Easterly Fund II Participation Plan is deemed to be controlled by Easterly Partners, LLC.

b)	Control of Easterly Funds Management, LLC (Easterly Fund II Manager) by Easterly Partners, LLC

•	The sole member of Easterly Fund II Manager is Easterly Partners, LLC. Easterly Partners, LLC owns 100% of Easterly Fund II Manager.

•	Therefore, under both the VIE and VOE models, Easterly Partners, LLC would be the only party that could consolidate Easterly Fund II Manager. As such, Easterly Fund II Manager is deemed to be controlled by Easterly Partners, LLC.

c)	Control of Easterly Partners, LLC by Easterly Capital

•	Easterly Capital is the manager and sole member of Easterly Partners, LLC.

•	Therefore, under both the VIE and VOE models, Easterly Capital would be the only party that could consolidate Easterly Partners, LLC. As such, Easterly is deemed to be controlled by Easterly Capital.

d)	Control of Easterly Capital by Darrell W. Crate

•	Darrell W. Crate owns 99.9% of Easterly Capital and is the sole manager of Easterly Capital.

•	Therefore, under both the VIE and VOE models, Darrell Crate would be the only person that could control Easterly Capital. As such, Easterly Capital is deemed to be controlled by Darrell Crate.

Conclusions Reached:

Based on the analysis performed above, Easterly Fund I GP and Easterly Fund II GP have determined that each has a controlling financial interest in, and, therefore, should consolidate, Easterly Fund I and Easterly Fund II, respectively, in accordance with ASC 810’s Variable Interest Entities subtopic, specifically under the model formerly known as FIN 46R. The Easterly Funds GPs have concluded that each is most closely associated with the Easterly Funds, as each of the Easterly Funds GP is most exposed to the expected losses of the Easterly Funds and are most closely aligned with the activities of the Easterly Funds.

Ms. Barros

Division of Corporation Finance

November 25, 2014

Easterly Partners, LLC has determined it has a controlling financial interest in and, therefore, should consolidate, each of the Easterly Funds GPs in accordance with ASC 810’s VIE subtopic, specifically under the model formerly known as FAS 167. Easterly Partners, LLC has concluded that it is most closely associated with the Easterly Funds GPs, as Easterly Partners, LLC is most exposed to the variability associated with the anticipated economics of each of the Easterly Funds GPs and is most closely aligned with the activities of the Easterly Funds GP.

Easterly Partners, LLC is wholly-owned by Easterly Capital, LLC (“Easterly Capital”). Easterly Capital’s sole manager and 99.9% interest member is Darrell W. Crate. Easterly Capital’s 0.1% interest member is the 2002 Crate Children Trust. Easterly Partners, LLC is controlled by Easterly Capital in accordance with ASC 810’s voting interest model. Easterly Capital is controlled by Darrel W. Crate as the sole manager and as the 99.9% interest owner.

As described in the background section above, Mr. Crate will control both the operating partnership and the Company prior to this offering and Easterly Partners, LLC, and through his control of Easterly Partners, LLC, Easterly Fund I and Easterly Fund II at the time of the formation transactions, the contribution of the assets and management entities will be deemed to be transactions under common control. Please reference the “Background” section above for a diagram of the proposed structure upon the closing of this offering. In accordance with the common control guidance, the assets and liabilities transferred between entities under common control should be accounted for at their carrying amounts in the accounts of the transferring entity at the date of transfer. If this carrying basis differs from the historical cost of the parent of the entities under common control, then the assets and liabilities should be accounted for using the parent’s historical basis. For purposes of this transaction, the operating partnership should record the assets and liabilities it receives from Easterly Partners, LLC at Easterly Partners, LLC’s historical basis, which equates to the carrying amounts of the assets and liabilities recorded in the Easterly Funds accounts at the date of transfer. Easterly Partners, LLC consolidated the assets and liabilities of the Easterly Funds using investment company accounting because the Easterly Funds qualify as investment companies.

Annex B

Draft Exhibit 5.1 Opinion Regarding The Validity Of The Securities Being Registered

DRAFT-DELIVERY OF FINAL LETTER IS SUBJECT TO COMPLETION OF GOODWIN PROCTER LLP’S OPINION PRE-CLEARANCE PROCEDURES

                 , 2015

Easterly Government Properties, Inc.

2101 L Street NW, Suite 750

Washington, D.C. 20037

Re:	Securities Being Registered under Registration Statement on Form S-11

Ladies and Gentlemen:

We have acted as counsel to Easterly Government Properties, Inc., a Maryland corporation (the “Company”), in connection with its filing of a Registration Statement on Form S-11 (File No. 333-        ) (as amended or supplemented, the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of the offering by the Company of up to $         aggregate maximum offering price of shares (the “Shares”) of the Company’s common stock, $0.01 par value per share (the “Common Stock”), including Shares purchasable by the underwriters upon their exercise of an over-allotment option granted to the underwriters by the Company. The Shares are being sold to the several underwriters named in, and pursuant to, an underwriting agreement among the Company and such underwriters (the “Underwriting Agreement”).

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions set forth below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of the Company. For purposes of this opinion, we have assumed that the number of Shares issued does not exceed                 shares of Common Stock, no shares of Common Stock are issued after the date hereof (other than the Shares and any shares reserved for future issuance by the Company as of the date hereof) and the Company does not take any action after the date hereof to reduce the number of authorized shares of Common Stock.

The opinion set forth below is limited to the Maryland General Corporation Law (which includes reported judicial decisions interpreting the Maryland General Corporation Law).

Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, when the price and other terms upon which the Shares are to be sold have been approved by the Board of Directors of the Company (or a duly authorized committee of the Board of Directors) and when the Shares have been issued and delivered against payment in accordance with such approval, the Shares will be validly issued, fully paid and non-assessable.

We hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement and to the references to our firm under the caption “Legal Matters” in the Registration Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

GOODWIN PROCTER LLP

Annex C

Draft Exhibit 8.1 Opinion Regarding Certain Tax Matters

DRAFT-DELIVERY OF FINAL LETTER IS SUBJECT TO COMPLETION OF GOODWIN PROCTER LLP’S OPINION PRE-CLEARANCE PROCEDURES

                 , 2015

Easterly Government Properties, Inc.

2101 L Street NW, Suite 750

Washington DC, 20037

Ladies and Gentlemen:

We have acted as counsel for Easterly Government Properties, Inc., a Maryland corporation (the “Company”), in connection with the Company’s filing of a Registration Statement on Form S-11 (Registration No. 333-        ) (as amended or supplemented, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration and sale by the Company of up $         aggregate maximum offering price of shares of the Company’s common stock, $0.01 par value per share.

This opinion letter relates to the Company’s qualification for U.S. federal income tax purposes as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), for taxable years commencing with the Company’s taxable year ending December 31, 2015, and the accuracy of certain matters discussed in the Registration Statement under the heading “U.S. Federal Income Tax Considerations.”

In rendering the following opinions, we have reviewed and relied upon the Articles of Incorporation of the Company, the Bylaws of the Company, and the Agreement of Limited Partnership of Easterly Government Properties LP (the “Operating Partnership”), in each case as amended or amended and restated, and as in effect through the date hereof [and as expected to be modified in connection with the transactions described in the Registration Statement]1 (the “Organizational Documents”). For purposes of this opinion letter, we have assumed (i) the genuineness of all signatures on documents we have examined, (ii) the authenticity of all documents submitted to us as originals, (iii) the conformity to the original documents of all documents submitted to us as copies, (iv) the conformity to the original documents of copies obtained by us from filings with the SEC, (v) the conformity, to the extent relevant to our opinions, of final documents to all documents submitted to us as drafts, (vi) the authority and capacity of the individual or individuals who executed any such documents on behalf of any person, (vii) due execution and delivery of all such documents by all the parties thereto, (viii) the compliance of each party with all material provisions of such documents, and (ix) the accuracy and completeness of all records made available to us.

[1]	Bracketed text will be included depending on timing of amendments of charter and operating partnership agreement relative to filing of this opinion.

We also have reviewed and relied upon the representations and covenants of the Company and the Operating Partnership contained in a letter that they provided to us in connection with the preparation of this opinion letter (the “REIT Certificate”) regarding the formation, organization, ownership and operations of the Company and the Operating Partnership, and other matters affecting the Company’s ability to qualify as a REIT. We assume that each of the representations and covenants in the REIT Certificate has been, is and will be true, correct and complete, that the Company and its subsidiaries have been, are and will be owned and operated in accordance with the REIT Certificate and that all representations and covenants that speak to the best of knowledge and belief (or mere knowledge and/or belief) of any person(s) or party(ies), or are subject to similar qualification, have been, are and will continue to be true, correct and complete as if made without such qualification. To the extent such representations and covenants speak to the intended ownership or operations of any entity, we assume that such entity will in fact be owned and operated in accordance with such stated intent.

Based upon the foregoing and subject to the limitations set forth herein, we are of the opinion that:

i.	The Company has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code and its prior, current and proposed ownership, organization and method of operations as described in the REIT Certificate have allowed and will continue to allow the Company to satisfy the requirements for qualification and taxation as a REIT under the Code commencing with its taxable year ending December 31, 2015 and for subsequent taxable years; and

ii.	The statements set forth under the heading “U.S. Federal Income Tax Considerations” in the Registration Statement, insofar as such statements describe applicable U.S. federal income tax law, are correct in all material respects.

*        *        *         *        *

We express no opinion other than the opinions expressly set forth herein. Our opinions are not binding on the Internal Revenue Service (the “IRS”) or a court. The IRS may disagree with and challenge our conclusions, and a court could sustain such a challenge. Our opinions are based upon the Code, the Income Tax Regulations and Procedure and Administration Regulations promulgated thereunder and existing administrative and judicial interpretations thereof (including the practices and policies of the IRS in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as in effect as of the date of this opinion letter or, to the extent different and relevant for a prior taxable year or other period, as in effect for the applicable taxable year or period. Changes in applicable law could cause the U.S. federal income tax treatment of the Company to differ materially and adversely from the treatment described herein and render the tax discussion in the Registration Statement incorrect or incomplete.

In rendering our opinions, we have relied solely on the Organizational Documents, the REIT Certificate, and the assumptions set forth herein. For purposes of our opinions, we have not investigated or verified the accuracy of any of the representations in the REIT Certificate or any of our assumptions set forth herein. We also have not investigated or verified the ability of the Company and its subsidiaries to operate in compliance with the REIT Certificate or our assumptions. Differences between the actual ownership and operations of such entities and the prior, proposed and intended ownership and operations described in the REIT Certificate or our assumptions could result in U.S. federal income tax treatment of the Company that differs materially and adversely from the treatment described herein. The Company’s actual qualification as a REIT depends on the Company meeting and having met, in its actual ownership and operations, the applicable asset composition, source of income, shareholder diversification, distribution and other requirements of the Code necessary for a corporation to qualify as a REIT. We will not monitor actual results or verify the Company’s compliance with the requirements for qualification and taxation as a REIT, and no assurance can be given that the actual ownership and operations of the Company and its affiliates have satisfied or will satisfy those requirements.

Our opinions do not preclude the possibility that the Company may need to utilize one or more of the various “savings provisions” under the Code and the regulations thereunder that would permit the Company to cure certain violations of the requirements for qualification and taxation as a REIT. Utilizing such savings provisions could require the Company to pay significant penalty or excise taxes and/or interest charges and/or make additional distributions to shareholders that the Company otherwise would not make.

We hereby consent to the inclusion of this opinion as Exhibit 8.1 to the Registration Statement and to the references to our firm under the heading “U.S. Federal Income Tax Considerations” in the Registration Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder, nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act or the rules and regulations of the SEC promulgated thereunder.

This opinion letter speaks only as of the date hereof, and we undertake no obligation to update this opinion letter or to notify any person of any changes in facts, circumstances or applicable law (including without limitation any discovery of any facts that are inconsistent with the REIT Certificate or our assumptions).

Very truly yours,

GOODWIN PROCTER LLP

Annex D

Rule 3-14 Financial Statement Scenarios

Easterly 3-14 Financial Statements Overview

The below documents potential presentations considered to satisfy Rule 3-14 financial statements requirements for the Easterly Government Properties, Inc. IPO. The preferred presentation would be Alternative #1 below, as it presents the most useful information to investors, including Rule 3-14 financials for all 15 properties owned by the Easterly Funds.

Legend

P = prior owner financial information presented

E = financial information presented is that of the Easterly Funds prior to the contribution to the Company

I = Property is insignificant for presentation as determined in accordance with Rule 3-14

Alternative #1 - IPO Date = Related Properties Acquisition (all properties)

	Acquisition Date	2012	2013	2014
USGP Income & Growth Fund
Easterly Contribution Group per the Index to the Financials
DEA—Albany	2/15/2012*	E	E	E
IRS—Fresno	4/11/2012*	E	E	E
DEA—Dallas	12/23/2010	E	E	E
AOC—Del Rio	12/3/2010	E	E	E
FBI—San Antonio	10/21/2010	E	E	E
CBP—Sunburst	11/19/2010	E	E	E
USFS I—Albuquerque	11/3/2011	E	E	E
USFS II—Albuquerque	11/3/2011	E	E	E

USGP Income & Growth Fund II
ICE—Charleston	4/9/2013	N/A	P/E	E
MEPCOM—Jacksonville	4/24/2013	N/A	P/E	E
DOT—Lakewood	9/24/2013	N/A	P/E	E
USCG—Martinsburg	8/27/2013	N/A	P/E	E
FBI—Omaha	9/26/2013	N/A	P/E	E
PTO—Arlington	2/11/2014	N/A	P	P/E
FBI—Little Rock	2/25/2014	N/A	P	P/E

*	Included in fiscal 2012 financial information only for the period subsequent its acquisition by the Easterly Funds.

Alternative #2 - Investment Company

2012	2013	2014
N/A	N/A	N/A

The Easterly Funds qualify as investment companies. Therefore, the properties that the Easterly Funds own are investment properties and not operating properties. Investment properties do not need to be evaluated under Rule 3-14 for significance.

Alternative #3 - Traditional Rule 3-14 Evaluation (using total assets of predecessor on investment company basis as denominator)

	Acquisition Date	2011	2012	2013	2014
USGP Income & Growth Fund
DEA—Albany	2/15/2012	N/A	I	I	I
IRS—Fresno	4/11/2012	P	P=1/1/12-3/31/12	N/A	N/A
DEA—Dallas	12/23/2010	N/A	N/A	N/A	N/A
AOC—Del Rio	12/3/2010	N/A	N/A	N/A	N/A
SSA—Del Rio	12/3/2010	N/A	N/A	N/A	N/A
FBI—San Antonio	10/21/2010	N/A	N/A	N/A	N/A
CBP—Sunburst	11/19/2010	N/A	N/A	N/A	N/A
USFS I—Albuquerque	11/3/2011	N/A	N/A	N/A	N/A
USFS II—Albuquerque	11/3/2011	N/A	N/A	N/A	N/A

Note:	In 2012 the Albany DEA property falls below the 10% significance threshold established in Rule 3-14, thus no Rule 3-14 financials would be required for this property.

USGP Income & Growth Fund II
ICE—Charleston	4/9/2013	N/A	P	P=1/1/13-3/31/13	N/A
MEPCOM—Jacksonville	4/24/2013	N/A	P	P=1/1/13-3/31/13	N/A
DOT—Lakewood	9/24/2013	N/A	P	P=1/1/13-6/30/13	N/A
USCG—Martinsburg	8/27/2013	N/A	P	P=1/1/13-6/30/13	N/A
FBI—Omaha	9/26/2013	N/A	P	P=1/1/13-6/30/13	N/A
PTO—Arlington	2/11/2014	N/A	N/A	P	N/A
FBI—Little Rock	2/25/2014	N/A	N/A	I	I

Note:	In 2014 the Little Rock FBI property falls below the 10% significance threshold established in Rule 3-14, thus no Rule 3-14 financials would be required for this property.